Exhibit 99.1

Supercom Announces Executive Succession Plans

CFO, Eyal Tuchman, to Succeed Avi Schechter as CEO in April 2006

Qadima, Israel, March 13, 2006 - SuperCom Ltd. (OTCBB: SPCBF.OB; Euronext: SUP), a leading provider of smart card and electronic identification (e-ID) solutions, today announced plans for Eyal Tuchman, Chief Financial Officer of Supercom over the past three years, to succeed Avi Schechter as Chief Executive Officer in April 2006. Mr. Schechter will continue to serve as a consultant for the Company.

“We are grateful for Avi’s leadership and his many contributions to the company over the past five years, particularly in positioning Supercom at the forefront of the smartcard and identification solutions market,” said Eli Rozen, Chairman of Supercom. “Over his tenure as CEO, the company has seen revenues grow by 50%.”

“I am proud to have led a strong management team which has successfully grown the business, positioning it to capitalize on the substantial growth opportunities in today’s market,” said Avi Schechter. “The time is now right to pass the torch on to Eyal, who has demonstrated strong leadership qualities over the past few years and I am confident will lead the company to the next level. I will remain as a consultant to the board and support management in fulfilling our vision. I want to take this opportunity to thank our customers, employees and shareholders for helping Supercom become a leading provider of smart card and electronic identification (e-ID) solutions.”

Eyal Tuchman, CFO of Supercom added, "I would like to thank Supercom’s board of directors and Avi for entrusting me with the role of CEO. Supercom will remain highly focused on our customers' needs and markets, and I am confident that the excellent team we have in place, will successfully address the opportunities that lie ahead."

About SuperCom

SuperCom, Ltd. provides innovative solutions in smart-card and e-ID technologies to the commercial and government sectors.  The Company offers a wide range of standard and customized smart-card-based solutions for physical and logical security, education, corrections facilities and air & seaports.  It is also a leader in the manufacturing of secure and durable documents such as national identity cards, passports, visas, drivers’ licenses and vehicle registration to improve homeland security, governmental efficiency and document ease of use. Headquartered in Israel, SuperCom has subsidiaries in the US and Hong Kong.  For more information, visit our website at www.supercomgroup.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “projects”, “estimates”, “plans”, and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts. For example, Mr. Schecter’s and Mr. Tuchman’s statements regarding our strategic reorganization plan and our statements as to guidance for 2006 are forward-looking statements. Forward-looking statements in this release also include statements about business and economic trends.
You should consider the areas of risk described under the heading “Forward Looking Statements” and those factors captioned as “Risk Factors” in our periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by us and our businesses generally,

All information in this release is as of March 13, 2006. Except for our ongoing obligation to disclose material information under the federal securities laws, the Company undertakes no duty to update any forward-looking statement to reflect subsequent events, actual results or changes in the Company's expectations. The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

This press release and other releases are available on www.supercomgroup.com.

International IR Contacts: Ehud Helft / Kenny Green Ehud@gkir.com / kenny@gkir.com GK Investor Relations 1 866 704 6710	Israel IR Contact: Alex Somech sa_2@netvision.net.il	Company Contact: Eyal Tuchman, CFO eyalt@supercomgroup.com SuperCom, Ltd. +972 9 889 0805